Mail Stop 3561

May 28, 2008

A.D. Frazier
Chief Executive Officer
Danka Business Systems PLC
Masters House
107 Hammersmith Road
London W14 0QH England

     Re: Danka Business Systems PLC
              Proxy Statement on Schedule 14A
              File No. 0-20828

Dear Mr. Frazier:

     We have completed our review of your Proxy Statement on Schedule 14A and have no further comments at this time.

              Sincerely,

              H. Christopher Owings
              Assistant Director

cc via facsimile:

Gary Cullen, Esq.
(312) 407-8504